Exhibit 99.1

Appendix 4D
Half-year report
Period ended 31 December 2022

ADVANCED HEALTH INTELLIGENCE LTD

Appendix 4D

Half-year report

for the half-year ended 31 December 2022

Name of entity:	ADVANCED HEALTH INTELLIGENCE LTD
(Formerly Advanced Human Imaging Limited)

ACN:	602 111 115

Current Reporting Period	Half Year ended 31 December 2022

Previous Reporting period	Half Year ended 31 December 2021

Results for announcement to the market.

Item 1

	6 months ending
Operating Performance	31 Dec 2022 A$	31 Dec 2021 A$	Movement A$	Movement %
Revenue from continuing activities	620,364	374,949	245,415	65.5%
Profit/(loss) from continuing activities after income tax	(3,906,271)	(14,472,222)	10,565,951	-73.0%

Item 2

Dividends

It is not proposed to pay dividends.

There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial half year ended 31 December 2022.

Appendix 4D
Half-year report
Period ended 31 December 2022

Item 3 – Brief Explanation

The net loss after income tax for the half year was $3,906,271 (2021: $14,472,222). The net loss from the prior period included significant non-cash and one-off expenditure of $11,172,608 made up as follows:

●	$6,825,344 in respect of share-based payments to suppliers, directors and employees under the Company’s incentive plans;

●	$3,047,679 in respect of a fair value adjustments with respect to the Company’s investments in various entities and settlement of convertible notes; and

●	$1,299,585 for one-off cash-based expenditure in relation to the US listing.

Entities that were acquired during the period contributed a loss of $842,689 to the consolidated entity.

Item 4

	6 months ending
Net Tangible Assets	31 Dec 2022 $	31 Dec 2021 $	Movement $	Movement %
Net tangible assets/(liabilities) per security	$0.008	$0.073	$0.065	-88.99%

Item 5

Control gained or lost over Entities during the period

On 5 August 2022, AHI acquired 100% of the shares in Vertica Health (Pty) Ltd

On 6 December 2022, AHI acquired 100% of the shares in Wellteq Digital Health Inc. Control was gained over the following wholly owned subsidiaries as a result of that acquisition:

     ●     Wellteq Pty Ltd

     ●     Wellteq Australia Pty Ltd

     ●     Wellteq Pte Ltd

     ●     CBDS Health Inc

     ●     Clinical Blockchain Data Sciences (Nevada) Inc

Refer to note 2 of the attached financial statements for the half-year ended 31 December 2022.

Item 6

	Ownership interest as at
Controlled Entities and joint ventures	31 December 2022%	31 December 2021%
Parent Entity: ADVANCED HEALTH INTELLIGENCE LTD
Joint venture entities: Joint venture entity: Body Composition Technologies Pte Limited Percentage holding in JV entity	50%	50%
Controlled entities:
● MyFiziq Inc.	100%	100%
● Vertica Health (Pty) Ltd	100%	-
● Wellteq Pty Ltd	100%	-
● Wellteq Australia Pty Ltd	100%	-
● Wellteq Pte Ltd	100%	-
● CBDS Health Inc	100%	-
● Clinical Blockchain Data Sciences (Nevada) Inc	100%	-

Appendix 4D
Half-year report
Period ended 31 December 2022

Item 7

Accounting Standards
The financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards.

Item 8

Auditor’s review report
Our half-year report is based on the financial report of Advanced Health Intelligence Ltd for the half year ended 31 December 2022, which has been reviewed by PKF Brisbane Audit. Refer to the 31 December 2022 half-year financial report for the independent auditor’s review report provided to the members of Advanced Health Intelligence Ltd. PKF Brisbane Audit’s review report includes a material uncertainty in relation to going concern.

Appendix 4D Requirements	Reference
1. Reporting period and the previous corresponding period.	Refer to page 1 of this report.
2. Results for announcement to the market.	Refer to page 1 of this report “Results for announcement to the market” and Items 1, 2 and 3 of this report.
3. Net tangible assets per security.	Refer to Item 4 of this report.
4. Details of entities where control has been gained or lost during the period.	Refer to Item 5 of this report.
5. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to Item 2 of this report.
6. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in a dividend or distribution reinvestment plan.	Refer to Item 2 of this report.
7. Details of joint venture and associated entities.	Refer to Item 6 of this report.
8. For foreign entities, accounting standards used in compiling reports.	Not applicable.
9. If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Refer to attachment being the half-year report below this table.

Advanced Health Intelligence Ltd

ACN 602 111 115

(formerly Advanced Human Imaging Ltd)

Financial Statements

For the Half Year ended 31 December, 2022

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Corporate directory
31 December 2022

Directors	Nicholas Prosser (Non-executive Chair)
Scott Montgomery (CEO and Executive Director) Dr Katherine Iscoe (Executive Director)
Michael Melby (Non-executive Director)
Dato Low Koon Poh (Non-executive Director) Peter Goldstein (Non-executive Director) Jacqueline Yee (Non-executive Director)

Company Secretary & CFO	Simon Durack JP

Registered office and	Unit 5, 71-73 South Perth Esplanade
Principal Place of Business	South Perth WA 6151
Australia

Share register	Automic Registry Services
Level 2, 267 St Georges Terrace
Perth WA 6000
Tel: +61 8 9324 2099
Fax: +61 8 9321 2337

Auditor	PKF Brisbane Audit
6/10 Eagle Street Brisbane City QLD 4000

Stock exchange listing	Advanced Health Intelligence Ltd shares are listed on the Australian Securities Exchange. The home exchange is Perth, Western Australia. The Company is also listed on the NASDAQ securities exchange in the United States of America

Website and email addresses	www.ahi.tech
investors@ahi.tech

Corporate Governance	A summary statement reporting against the 4th Edition of the ASX Corporate Governance Recommendations which has been approved by the Board, together with current policies and charters, is available on the Company website: www.ahi.tech.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ report
31 December 2022

The Directors present their report, together with the financial statements, of the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd and referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half- year ended 31 December 2022.

Directors

The following persons were Directors of Advanced Health Intelligence Ltd during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Nicholas Prosser	Interim Non-Executive Chairman
Dr Katherine Iscoe	Executive Director
Scott Montgomery	Executive Director and CEO - appointed 1 December 2022
Michael Melby	Non-Executive Director
Dato Low Koon Poh	Non-Executive Director
Peter Goldstein	Non-Executive Director
Jacqueline Yee	Non-Executive Director - appointed 20 December 2022
Peter Vaughn	Non-Executive Director - appointed 1 December 2022, resigned 16 December 2022

Company Secretary / Chief Financial Officer

Simon Durack JP

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $3,906,271 (31 December 2021: $14,472,222).

The consolidated entity generated operating revenue of $357,914 compared to $141,654 for the half-year ended 31 December 2022, an increase of 153%. Revenue from software services increased 1227% on the prior comparative period from $8,854 to $117,504. The acquisition of the Wellteq Group, completed on 6 December 2022, contributed $76,169 of operating income since its acquisition.

Before non-cash and one-off expenditure, the consolidated entity’s adjusted net loss for the year was $3,906,271 (2021: $3,299,614).

The non-IFRS reconciliation described in Table 1 below, is intended to supplement the consolidated entity’s IFRS financial information by providing additional insight regarding results of operations of the consolidated entity. The adjusted total net loss for the year is intended to provide an enhanced understanding of the underlying operational measures used to manage the Company’s business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Adjusted total net loss should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ report
31 December 2022

	Consolidated
	31 December	31 December
Table 1:	2022	2021
	$	$
Total comprehensive loss for the year	(3,906,271)	(14,472,222)
Share-based non-cash payments adjusted for:	-	-
Directors and employees remuneration	-	6,434,344
Investor relations	-	391,000
	(3,906,271)	(7,646,878)
Other significant non-cash items:
Fair value adjustment of investments in various entities	-	2,266,187
NASDAQ listing expenses - fair value loss on convertible notes	-	781,492
	-	3,047,679
One-off expenditure:
NASDAQ listing expenses - cash based	-	1,212,986
US Office Set up Expenses	-	86,599
	-	1,299,585
Adjusted total net loss for the period before one-off and non-cash items	(3,906,271)	(3,299,614)

The non-IFRS reconciliation described in Table 2 below, is intended to supplement the consolidated entity’s IFRS financial information by providing additional insight regarding AHI and its acquired businesses. As a result of the acquisition of the Vertica and wellteq businesses, the total net loss for the consolidated group has been dissected by contributing business since the date of acquisition. This is intended to provide an enhanced understanding of the underlying operational result of AHI against the prior comparative period.

Table 2:	31 December 2022
$
Advanced Health Intelligence Ltd	(3,063,582)
wellteq group - from 6 December 2022	(315,292)
Vertica Health (Pty) Ltd- from 5 August 2022	(527,397)
(3,906,271)

Cash assets at the end of the financial period were $608,515 (30 June 2022: $6,011,368).

Company Overview

Advanced Health Intelligence Ltd (AHI), with the Board’s support, continued to grow its partner base and expand its IP footprint and technology offering throughout 2022, along with acquisitions and team expansion. AHI completed two acquisitions in H1 FY23, seeing the company address a far broader global need using its cornerstone IP as the foundation to drive risk identification and better health outcomes at population scale around the world. With the platform expansion, AHI received shareholder approval that saw the company change its name from Advanced Human Imaging Ltd to Advanced Health Intelligence Ltd. The change in name was sought to provide a more appropriate description of the company’s technology.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ report
31 December 2022

AHI has a deep understanding of the complexities of health and care systems, and the global appetite for convergence and interoperability of systems and the data they need to share, which is not only required by but needed to reduce cost, scale care, and remotely deliver for the overloaded health and care providers around the world.

AHI is dedicated to using on-device data assessment capabilities to drive better patient outcomes. The integrated platform combines disparate data sources, including wearable, and other user derived data, with its unique technology to provide a complete view of an individual’s health.

AHI delivers its technology through proprietary artificial intelligence on-device, image processing, cloud, and machine learning. AHI is able to extract valuable insights from the capture sequence and data on an individualised basis, enabling insurers, health, and care providers to make more informed decisions when providing care. AHI’s commitment to collaboration and partnership with governments, insurers and healthcare providers will enable them to be at the forefront of the rapidly evolving field of Digital Health convergence.

AHI is well-positioned to not only advance but to be a leader in Digital Health convergence and interoperability. With the completed acquisitions of Wellteq Digital Health Inc and Vertica Health (Pty) Ltd in H1FY23, AHI has assembled a team of global industry leaders, adding immense strength to the AHI team and its unique, proprietary, and innovative approach to healthcare and risk data analytics.

AHI expanded leadership team in H1 FY23

With the expansion of the team from 23 to 61 personnel, AHI has expanded internal expertise across technology, science, medical and design. The expanded team, now broken into team objectives, sees the following industry leaders drive the success of the business units and AHI’s unwavering commitment to its shareholders in FY23 and beyond. These positions are in addition to Founder and Head of Strategy, Mr Vlado Bosanac and Company Secretary & CFO Mr Simon Durack.

Ms Jacqueline Yee. Ms Yee is the former wellteq Chair of the Finance and Audit committee, and joins AHI’s Board of Directors as a non-executive independent Director. Ms Yee has an impressive background having spent over 30 years as an institutional finance professional out of New York, London, Amsterdam, Australia and currently resides in Singapore. Throughout her career to date, Ms Yee has been involved in over $25 billion in transaction value with a notable volume of work in the healthcare sector, including restructuring of 27 national hospitals and the drafting of Healthcare Investment Valuation Policy in New Zealand.

CEO, Mr Scott Montgomery. Mr. Montgomery brings two decades of health and care experience. Mr. Montgomery has navigated the world of publicly listed companies in Canada. He has over 20 years of experience in enterprise healthcare around the world, with 15 of those as a founder or director of public and private companies. Mr. Montgomery successfully exited two previous Health companies he has co-built and is a welcome addition to the AHI team.

Mr Dylan Garnett. Mr Garnett is AHI’s newly appointed Chief Innovation Officer and brings 25 years of corporate experience in health, technology, and insurance. As the former COO of Zurich Insurance (SA), former CEO of Metropolitan Health Group (SA)., and Co-Founder of Vertica Health. Mr. Garnett is well versed in technology and the problems the health, insurance and care sector need solved. Mr. Garnett brings skills across, corporate, business, execution, and delivery on a global scale to AHI.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ report
31 December 2022

Mr Riaan Conradie. Mr Conradie is AHI’s newly appointed Chief Science officer and was a founder of LifeQ, Vertica Health and HealthQ. Mr. Conradie combines various fields, including biology, electronics, mechanics, mathematics, physics, and computer science, to provide out-of-the-box solutions for cutting-edge technologies in global care, wellness, weight loss and fitness. Mr. Conradie’s pragmatic approach to rapid testing and development cycles to evaluate and industrialise technology will be a welcome skill to the team as we execute and deliver market-ready digital care under the newly expanded AHI.

Dr Manie de Klerk. Dr de Klerk is the newly appointed Clinical Director at AHI. Mr de Klerk brings decades of experience in medicine, healthcare, and technology. He is well versed in technology, life sciences and global processes required when organisations such as AHI seek medical approvals throughout the globe such as FDA, TGA or CE. Furthermore, Mr de Klerk’s clinical trialling expertise will see AHI expand its offering to multiple new business opportunities.

Mr Olly Bridge. Mr Bridge is AHI’s newly appointed Chief Operations Officer and joins AHI from wellteq. Mr. Bridge brings 25 years of health industry experience. He drove the expansion of the world’s largest corporate health and wellbeing company across 180 countries prior to joining Australia’s largest Health Insurer, Medibank, where he headed up the Digital Health proposition. Mr. Bridge has extensive experience working with his teams to drive global sales and expansion.

Mr Jeames Gillett. Mr Gillett is a former co-founder of wellteq and is AHI’s newly appointed Chief Customer Officer. Mr Gillett is a degree-qualified Exercise Physiologist who has spent nearly 20 years working within the Corporate Health and Insurance sectors. A senior leader who has led operations across the full business lifecycle - founding, rapid growth, M&A through to taking a company public, will apply his decades of knowledge and success to AHI, closing the gap between contractual discussions to deployment.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Additional Events and Matters

Throughout the half year, AHI released several announcements to the ASX and NASDAQ, keeping shareholders apprised of events across the consolidated entity.

On 30 September 2022, AHI updated shareholders on the delay it was encountering in lodging its 2022 Annual Report. AHI has since expanded its finance team to avoid such delays moving forward.

On 23 November 2022, AHI received a deficiency notice from the NASDAQ listing Qualification Staff regarding the late filings of the consolidated entity’s SEC Form 20-F 2022 Annual Report. This followed the consolidated entity’s decision to engage an accredited Canadian valuer to value the consolidated entity’s investment in Triage Technology Inc. (‘Triage’) at 30 June 2022 after it had already lodged its 2022 Annual Report. The resulting valuation gave an implied value of $2,565,082 to the consolidated entity’s investment in Triage at 30 June 2022 and due to its materiality, led to the Board of the consolidated entity reopening the accounts at 30 June 2022. As a result of this valuation, the consolidated entity’s 2022 Annual Report was reissued to the ASX and NASDAQ. Unfortunately, this delay led into the festive season, which further delayed the lodgement of the Form 20-F 2022 Annual Report, which was subsequently lodged with the SEC in the USA on 3 February 2023. The NASDAQ deficiency notice has since been lifted, following the lodgement of Form 20-F with the SEC.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ report
31 December 2022

On 22 December 2022, AHI was granted a 180-day extension from the NASDAQ listing Qualification Staff regarding its bid price compliance. Like most listed companies, the consolidated entity’s share price experienced selling pressure over the course of 2022, seeing the share price trade under USD$1.00 for 30 trading days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the bid price for the consolidated entity’s common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days to comply with the rules as set out.

The consolidated entity has several options available to it. These options are to trade above USD$1.00 as required, seek approval to reconstruct the shares in the consolidated entity to meet the minimum USD$1.00 requirement or delist from NASDAQ. The consolidated entity has until 19 June 2023 to comply and is doing everything practically possible to meet the requirement and maintain its good standing with NASDAQ and its compliance rules.

Importantly, Nasdaq’s written notice does not affect the listing or trading of the consolidated entity’s common stock at this time, and the consolidated entity will continue evaluating its alternatives to resolve this listing deficiency.

On the 1 December 2022, AHI appointed Mr. Scott Montgomery to the Board as the consolidated entity’s new Chief Executive Officer and Managing Director. Mr. Montgomery has over 20 years of experience in enterprise healthcare around the world, with 15 of those as a founder or director of public and private companies. Mr. Montgomery successfully exited two previous Health companies he had founded and is a welcome addition to the AHI team.

Matters subsequent to the end of the financial half-year

Upvio Healthtech Agreement

On 25 January 2023, AHI announced that it had concluded formal agreements with Upvio Healthtech.

Upvio is a healthcare technology company that builds software designed to empower medical, health and wellness professionals to tech-enable and adopt ground-breaking tech-tools that redefine hybrid, virtual and remote care. These features include human imaging, feature rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into any existing software. Upvio enables geocloud storage for securely storing sensitive patient information, ensuring that patients’ data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real-time. This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently, and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind and brings together the best-of-breed technologies, including AHI’s scanning and risk assessment capabilities.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ report
31 December 2022

R&D Tax offset receipt and new loan facility

As announced on 30 January 2023, AHI informed shareholders that the consolidated entity had received an R&D Grant payment of $1,209,334 from the Australian Tax Office.

In addition to the R&D Grant funding payment, AHI has secured a $1,000,000 short term loan facility to bolster its cash position. AHI is currently negotiating funding offers it has received from a number of parties. The facility, along with the R&D Grant funding received gives AHI time to evaluate and the finalise funding offers it has received.

The loan facility was entered into an entity associated with Mr Peter Wall (‘lender’), under which $1 million has been drawn down by AHI for working capital purposes. No interest is payable on the facility, provided the amount drawn down from the facility is fully repaid by 15 March 2023 (maturity date). If the amount drawn down from the facility is not repaid by the maturity date, interest at the rate of 15% per annum will be applied on the amount owing until the outstanding amount is fully repaid.

In lieu of no interest being payable on amount drawn down from the facility, the Company has agreed to allot and issue 500,000 fully paid ordinary shares to the lender.

Upon receipt of its R&D Grant funding, AHI has since repaid the lender $400,000 of the funds advanced on 31 January 2023.

Augmented Reality Concierge agreement

On 14 February 2023, AHI announced the signing of a Master Services Agreement (MSA) with US-based Augmented Reality Concierge, LLC (‘ARC’).

ARC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, The ARC’s creative tools are fun and exciting, allowing people to engage with them to realize their goals. The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realized that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to any wants or needs of a company or its consumer.

AHI and ARC have executed a standard AHI MSA, which entails the legal and contractual terms in which AHI agrees to grant the ARC the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the ARC application/platform.

No other matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ report
31 December 2022

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this Directors’ report.

This report is made in accordance with a resolution of Directors, pursuant to section 306(3)(a) of the Corporations Act 2001. On behalf of the Directors

/s/ Nicholas Prosser
Nicholas Prosser
Interim Non-Executive Chairman

28 February 2023 South Perth

AUDITOR’S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF

ADVANCED HEALTH INTELLIGENCE LTD

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2022, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Advanced Health Intelligence Ltd and the entities it controlled during the half year.

/s/ PKF
PKF Brisbane Audit

/s/ Liam Murphy
Liam Murphy Partner

28 February 2023
Brisbane

PKF Brisbane Audit ABN 33 873 151 348

Level 6, 10 Eagle Street, Brisbane, QLD 4000 | GPO Box 1568, Brisbane, QLD 4001 | T: +61 7 3839 9733

Brisbane | Rockhampton www.pkf.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

PKF Brisbane Pty Ltd. is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Contents
31 December 2022

General information

The financial statements cover Advanced Health Intelligence Ltd as a consolidated entity consisting of Advanced Health Intelligence Ltd and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Advanced Health Intelligence Ltd’s functional and presentation currency.

Advanced Health Intelligence Ltd is a listed public company limited by shares, incorporated, and domiciled in Australia. Its registered office and principal place of business is:

Unit 5, 71-73 South Perth Esplanade
South Perth, WA 6151

Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 28 February 2023. The Directors have the power to amend and reissue the financial statements.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of profit or loss and other comprehensive income
For the half-year ended 31 December 2022

		Consolidated
		31 December	31 December
	Note	2022	2021
		$	$
Software income	4	117,504	8,854
Integration and development income		240,410	132,800
Operating revenue		357,914	141,654
Other revenue	5	162,796	156,465

Expenses
General administration		(2,677,364)	(1,709,338)
Employee expenses	6	(2,181,981)	(8,609,482)
Sales and marketing		(501,944)	(1,022,829)
Impairment of assets and receivables		(229,391)	(2,266,187)
Infrastructure costs		(82,471)	-
NASDAQ listing expenses		-	(1,994,478)
Total expenses		(5,673,151)	(15,602,314)

Operating loss		(5,152,441)	(15,304,195)

Finance income		99,654	76,830
Finance costs		(62,828)	(134,970)
Net finance income / (costs)		36,826	(58,140)

Loss before income tax benefit		(5,115,615)	(15,362,335)
Income tax benefit		1,209,344	890,113
Loss after income tax benefit for the half-year attributable to the owners of Advanced Health Intelligence Ltd		(3,906,271)	(14,472,222)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss	17	7,347	(2,280)
Foreign currency translation
Other comprehensive income for the half-year, net of tax		7,347	(2,280)
Total comprehensive income for the half-year attributable to the owners of Advanced Health Intelligence Ltd		(3,898,924)	(14,474,502)

		Cents	Cents
Basic earnings per share		(2.43)	(10.22)
Diluted earnings per share		(2.43)	(10.22)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of financial position
As at 31 December 2022

		Consolidated
		31 December	30 June
	Note	2022	2022
		$	$
Assets

Current assets
Cash and cash equivalents		608,515	6,011,368
Trade and other receivables	7	1,646,093	51,176
Prepayments		1,357,425	895,813
Total current assets		3,612,033	6,958,357

Non-current assets
Other financial assets		65,443	37,500
Right-of-use assets	8	400,140	35,199
Property, plant, and equipment		171,688	94,767
Investments	9	2,565,082	2,565,082
Intangibles	10	4,678,714	972,732
Total non-current assets		7,881,067	3,705,280
Total assets		11,493,100	10,663,637

Liabilities

Current liabilities
Trade and other payables		1,519,437	500,769
Lease liabilities	11	55,676	51,213
Employee benefits	12	618,471	383,236
Other	13	123,889	-
		2,317,473	935,218
Interest bearing borrowings	14	1,711,853	1,110,171
Total current liabilities		4,029,326	2,045,389

Non-current liabilities
Lease liabilities	11	344,464	-
Employee benefits	12	130,574	62,861
Other payables	15	656,928	-
Total non-current liabilities		1,131,966	62,861

Total liabilities		5,161,292	2,108,250
Net assets		6,331,808	8,555,387

Equity
Issued capital	16	71,803,404	61,822,859
Reserves	17	1,040,247	9,338,100
Accumulated losses		(66,511,843)	(62,605,572)
Total equity		6,331,808	8,555,387

The above statement of financial position should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of changes in equity
For the half-year ended 31 December 2022

			Foreign
		Equity	currency
	Issued	compensation	translation	Accumulated	Total
	capital	reserve	reserve	losses	equity
Consolidated	$	$	$	$	$

Balance at 1 July 2021	39,213,794	5,293,019	-	(42,528,729)	1,978,084

Loss after income tax benefit for the half-year	-	-	-	(14,472,222)	(14,472,222)
Other comprehensive income for the half-year, net of tax	-	-	(2,280)	-	(2,280)

Total comprehensive income for the half-year	-	-	(2,280)	(14,472,222)	(14,474,502)

Performance rights exercised	556,500	(556,500)	-	-	-
Options exercised	1,665,668	(490,767)	-	-	1,174,901
Ordinary shares - NASDAQ	16,674,963	31,820	-	-	16,706,783
Costs of capital raising - NASDAQ	(2,856,323)	-	-	-	(2,856,323)
Repayment of notes	3,125,964	-	-	-	3,125,964
- Service providers	935,238	-	-	-	935,238
- Employees / Directors	-	6,434,344	-	-	6,434,344
Balance at 31 December 2021	59,315,804	10,711,916	(2,280)	(57,000,951)	13,024,489

			Foreign
		Equity	currency
	Issued	compensation	translation	Accumulated	Total
	capital	reserve	reserve	losses	equity
Consolidated	$	$	$	$	$

Balance at 1 July 2022	61,822,859	9,338,100	-	(62,605,572)	8,555,387

Loss after income tax benefit for the half-year	-	-	-	(3,906,271)	(3,906,271)
Other comprehensive income for the half-year, net of tax	-	-	7,347	-	7,347

Total comprehensive income for the half-year	-	-	7,347	(3,906,271)	(3,898,924)

Shares issued for Vertica acquisition	180,000	-	-	-	180,000
Shares issued for Wellteq acquisition	1,673,631	-	-	-	1,673,631
Capital raising costs	(178,286)	-	-	-	(178,286)

Transactions with owners in their capacity as owners:
Performance rights exercised	8,305,200	(8,305,200)	-	-	-
Balance at 31 December 2022	71,803,404	1,032,900	7,347	(66,511,843)	6,331,808

The above statement of changes in equity should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of cash flows
For the half-year ended 31 December 2022

		Consolidated
		31 December	31 December
	Note	2022	2021
		$	$

Cash flows from operating activities
Receipts from customers		168,550	188,371
Research & Development tax incentive grant		-	890,113
Interest received		-	36
Interest and other costs of finance paid		(25,939)	(54,905)
Payments to suppliers and employees		(4,516,119)	(4,471,599)
Net cash used in operating activities		(4,373,508)	(3,447,984)

Cash flows from investing activities
Payments for property, plant and equipment		(6,470)	(89,524)
Loans to other entities	2	(1,000,000)	(261,912)
Payments for investments		(187,300)	(2,076,826)
Payments for application development costs		-	(15,980)
Cash acquired from acquisition of Investee companies	2	343,607	-
Net cash used in investing activities		(850,163)	(2,444,242)

Cash flows from financing activities
Proceeds from issue of shares	16	-	16,706,783
Proceeds from exercise of options		-	1,174,903
Proceeds from borrowings		-	700,000
Share issue transaction costs		(178,250)	(2,357,284)
Repayment of borrowings		-	(218,047)
Repayment of lease liabilities		-	(40,355)
Net cash from/(used in) financing activities		(178,250)	15,966,000

Net increase/(decrease) in cash and cash equivalents		(5,401,921)	10,073,774
Cash and cash equivalents at the beginning of the financial half-year		6,011,368	2,172,499
Effects of exchange rate changes on cash and cash equivalents		(932)	39,409
Cash and cash equivalents at the end of the financial half-year		608,515	12,285,682

The above statement of cash flows should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 1. Significant accounting policies

Advanced Health Intelligence Ltd (the “Company”, “the parent entity” or “AHI”) is a public company domiciled in Australia and dual listed on both the Australian Securities Exchange (ASX) and the NASDAQ Capital Market in the United States of America. The consolidate financial report of the Company and its subsidiaries, together referred to as the consolidated entity.

These general purpose financial statements for the interim half-year reporting period ended 31 December 2022 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

Basis of preparation and Going Concern

The half-year financial statements have been prepared on a historical cost basis except for derivative financial instruments which have been measured at fair value. Cost is based on the fair values of consideration given in exchange for assets. The Company is domiciled in Australia and all amounts are presented in Australian dollars. For the purpose of preparing the half-year financial statements, the half year has been treated as a discrete reporting period. The financial report has been prepared on the going concern basis which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

For the half-year ended 31 December 2022, the consolidated entity incurred an operating loss of $3,906,271 (2021 - $14,472,222 loss). Notwithstanding the fact the Company incurred an operating loss, and has a net cash outflow from operating activities amounting to $4,373,508, the Directors are of the opinion that the consolidated entity is a going concern for the following reasons:

●	Following the Company’s successful dual listing on the NASDAQ securities exchange in the United States, the Company has gained access to larger capital markets, which as enhanced its ability to raise capital, as was evidenced by the $16.1 million before costs the Company raised from its IPO on the NASDAQ

●	As stated in the Company’s Appendix 4C Quarterly Cash Flow report for entities subject to Listing Rule 4.7, as announced to the ASX on 31 January 2023, the Company is currently undertaking capital raising offers with several financing offers received.

●	The consolidated entity has executed numerous agreements with channel partners across its business verticals and as such, is transitioning to a “growth” phase. The consolidated entity is in the process of expanding its operations with the recent acquisitions of South Africa based Vertica Health and the Canadian listed Wellteq Digital Health.

●	It is expected that 7 of the current partners will launch with the AHI technology within their apps throughout the current financial year, subject to any unforeseen delays.

The consolidated entity’s ability to continue as a going concern and meet future working capital requirements is dependent on the above points being realised. Should the Company not be successful in generating the required cash flows, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 1. Significant accounting policies (continued)

Business Combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued, or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of the contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Accounting policies and methods of computation

The same accounting policies and methods of computation have consistently been followed in these half-year financial statements as compared with the most recent annual financial statements.

Significant accounting judgements and key estimates

The preparation of financial reports requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expense. Actual results may differ from these estimates. The same judgments, estimates and assumptions were used in preparing the half year financial report as those used in preparing the financial report for the year ended 30 June 2022.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 2. Business combinations

Wellteq Acquisition

On 6 December 2022, the Company acquired 100% of the ordinary shares of Wellteq Digital Health Inc (‘Wellteq’) and its wholly owned subisidiaries for the total non-cash consideration transferred of $1,673,631 on completion of the court-approved Plan of Arrangement in British Columbia, Canada. Consideration comprised 17,804,587 shares in AHI at an issue price of

$0.094 per share.

In conjunction with the Arrangement Agreement, AHI and Wellteq also entered into a loan agreement whereby AHI agreed to advance to wellteq up to $1,200,000. As at the time of acquisition, AHI had advanced to wellteq $1,000,000. Interest of $16,711 had accrued at the time of acquisition.

The loan between AHI and Wellteq settled on business combination for $1,000,000. At acquisition, the fair value of the total consideration was $2,673,631. representing the value of the shares issued and loan settled.

Wellteq was listed on the Canadian Securities Exchange (CSE: WTEQ) and is a leading provider of corporate wellness solutions developed to provide data-driven personalized health and wellness coaching to engage its users in healthier behaviours. As an enterprise (business-to-business) model Wellteq currently has two main sectors of customers, employers, and insurance companies.

Due to the proximity of the acquisition to the balance date of 31 December 2022, the business combination has been accounted for on a provisional basis. Should new information obtained about the facts and circumstances that existed at the acquisition-date come to light, AHI may retrospectively adjust the provisional amounts recognised and also recognise additional assets or liabilities during the measurement period. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Details of the acquisition are as follows:

Fair value
$

Cash and cash equivalents	422,331
Trade receivables	238,866
Other current assets	109,235
Equipment	94,833
Trade payables and accrued liabilities	(652,239)
Employee benefits	(49,537)
Other provisions	(180,356)
Deferred revenue	(150,016)

Net liabilities acquired	(166,883)
Goodwill	2,840,514
Acquisition-date fair value of the total consideration transferred	2,673,631

Representing:
Advanced Health Intelligence Ltd shares issued to vendor	1,673,631
Loan between AHI and Wellteq settled on business combination	1,000,000
2,673,631

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 2. Business combinations (continued)

Vertica Acquisition

On 5 August 2022, the Company concluded a Share Sale Agreement to acquire 100% of the ordinary shares of Vertica Health (Pty) Ltd (‘Vertica’), a South African registered company, for a combination of cash and non-cash consideration. The consideration comprised cash and non-cash consideration as follows:

●	1,500,000 AHI fully paid ordinary shares issued on closing, escrowed for 24 months from issue;

●	US$100,000 cash payable on transaction close;

●	US$250,000 payable 1 year from closing; and

●	US$250,000 payable 2 years from closing.

AHI shares were valued at a market price of $0.12 per share at the time of the acquisition.

The business combination has been accounted for on a provisional basis. Should new information obtained about the facts and circumstances that existed at the acquisition-date come to light, AHI may retrospectively adjust the provisional amounts recognised and also recognise additional assets or liabilities during the measurement period. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Details of the acquisition are as follows:

Fair value
$

Cash and cash equivalents	32
Trade receivables	2,616
Trade payables	(2,477)

Net assets acquired	171
Goodwill	981,176
Acquisition-date fair value of the total consideration transferred	981,347

Representing:
Cash paid to vendor	144,419
Advanced Health Intelligence Ltd fully paid ordinary shares issued to vendor	180,000
Deferred cash payable to vendor	656,928
981,347

Note 3. Operating segments

The consolidated entity has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and determining the allocation of resources.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. The consolidated entity’s sole activity is mobile application and technology development. Therefore, it has aggregated all operating segments into the one reportable segment being technological development.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 4. Software income

	Consolidated
	31 December	31 December
	2022	2021
	$	$

Software development kits - per user	34,986	8,709
Software development kits - per scan	2,032	145
Software subscriptions	80,486	-
	117,504	8,854

Note 5. Other revenue

	Consolidated
	31 December	31 December
	2022	2021
	$	$

Joint venture income	67,472	96,208
Grant income	89,585	-
Other income	5,739	60,257
Other revenue	162,796	156,465

Note 6. Employee expenses

	Consolidated
	31 December	31 December
	2022	2021
	$	$

Salaries and wages	2,138,159	1,687,280
Superannuation contributions	214,856	165,201
Share based payments	-	6,434,344
Employment taxes and insurances	(200,991)	267,665
Other employment expenses	29,957	54,992
	2,181,981	8,609,482

Note 7. Trade and other receivables

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Trade receivables	746,325	286,533
Less: Provision for doubtful debts	(309,576)	(235,357)
	436,749	51,176

R&D tax incentive refund	1,209,344	-
	1,646,093	51,176

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 8. Right-of-use assets

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Land and buildings - right-of-use	400,140	105,597
Less: Accumulated depreciation	-	(70,398)
	400,140	35,199

The consolidated entity had a 3-year lease agreement for office premises in Perth, Australia which ended on 31 December 2022.

The consolidated entity extended its lease over the premises for an additional 3 years, with options for a 4th and 5th year. The total payments under the lease amounting to $487,469 have been discounted at the Company’s incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

Note 9. Investments

The recoverable amounts of the Company’s investments are reviewed at each reporting date. As the Company’s investments are in unlisted entities, the determination of recoverable value is subject to various estimates and assumptions. As an accurate assessment of recoverable value is not available at the reporting date, the Company has elected to continue with provisions for impairment against each of its investments, as shown in the table below. When the Company can make a more accurate determination of recoverable value, the Company will re-assess whether a provision for impairment is still required for its investments.

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Investment in Triage Technologies Inc	2,565,082	2,565,082

			Body
	Triage	Jana	Composition
	Technologies	Care	Technologies
	$	$	$

Balance at 1 July 2021	1,362,717	690,153	680,008
Additional Investment	3,126,950	-	-
Interest and other costs	-	83,031	16,771
Foreign exchange movement	(10,779)	(20,903)	-
Provision for impairment	(1,913,806)	(752,281)	(696,779)
	-	-	-
Balance at 30 June 2022	2,565,082	-	-
Balance at 31 December 2022	2,565,082	-	-

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 10. Intangibles

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Goodwill - at cost	3,821,690	-

Development - at cost	851,555	-
Less: Accumulated amortisation	(28,727)	-
Less: Impairment	(816,944)	-
	5,884	-

Application development - at cost	1,317,542	1,317,542
Less: Accumulated amortisation	(870,358)	(806,474)
	447,184	511,068

Development - new capabilities - at cost	227,682	227,682
Less: Accumulated amortisation	(84,243)	(63,751)
	143,439	163,931

Development - enhancements - at cost	77,128	77,128
Less: Accumulated amortisation	(28,537)	(21,596)
	48,591	55,532

Development - research - at cost	336,390	336,390
Less: Accumulated amortisation	(124,464)	(94,189)
	211,926	242,201
	4,678,714	972,732

Note 11. Lease liabilities

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Current liability	55,676	51,213
Non-current liability	344,464	-
	400,140	51,213

The consolidated entity had a 3-year lease agreement for office premises in Perth, Australia which ended on 31 December 2022. The total payments under the lease amounting to $299,129 were discounted at the Company’s incremental borrowing rate of 10% in order to determine the initial lease liability of $211,191. To determine the incremental borrowing rate, third- party financing received was used as a starting point and adjusted to reflect changes in financing conditions since the third- party financing was received.

The consolidated entity extended its lease over the premises for an additional 3 years, with options for a 4th and 5th year. The total payments under the lease amounting to $487,469 have been discounted at the Company’s incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 12. Employee benefits

	Consolidated
	31 December	30 June
	2022	2022
Current	$	$

Long service leave	36,746	-
Employee benefits	581,725	383,236
	618,471	383,236

	Consolidated
	31 December	30 June
	2022	2022
Non-current	$	$

Long service leave	130,574	62,861

Note 13. Other

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Deferred revenue	123,889	-

Note 14. Interest bearing borrowings

	Consolidated
	31 December	30 June
	2022	2022
	$	$

R&D prepayment loan (1)	700,000	700,000
Other loans (2)	1,011,853	410,171
	1,711,853	1,110,171

(1)	The Company received a $700,000 R&D tax prepayment loan from R&D Capital Partners Pty Ltd. The loan attracts interest at a rate of 1.15% per month and was repaid in full on 30 January 2023 following the assessment of AHI’s 2022 R&D tax incentive.

(2)	Other loans are unsecured and interest bearing.

Note 15. Other payables

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Deferred acquisition consideration	656,928	-

The deferred acquisition consideration relates to the acquisition of Vertica Health (Pty) Ltd. Refer to Note 2.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 16. Issued capital

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. There are no externally imposed capital requirements.

	Consolidated
	31 December	30 June	31 December	30 June
	2022	2022	2022	2022
	Shares	Shares	$	$

Issued Capital Ordinary	196,053,969	166,749,382	71,803,404	61,822,859

	31 December	30 June	31 December	30 June
	2022	2022	2022	2022
Share movements during the period - ordinary shares	Shares	Shares	$	$

At the start of the period	166,749,382	136,362,538	61,822,859	39,213,794
Shares issued on exercise of Performance rights	10,000,000	5,000,000	8,305,200	1,996,500
Shares issued on exercise of Options	-	3,103,622	-	1,665,905
Shares issued to related party	-	2,000,000	-	920,000
Share based payments	-	1,172,812	-	1,050,237
Share issue - NASDAQ IPO	-	16,100,000	-	16,706,786
Share issue - conversion of convertible note	-	3,010,410	-	3,125,964
Share issue - Vertica acquisition	1,500,000	-	180,000	-
Share issue - Wellteq acquisition	17,804,587	-	1,673,631	-
Less share issue costs	-	-	(178,286)	(2,856,327)
	196,053,969	166,749,382	71,803,404	61,822,859

Note 17. Reserves

	Consolidated
	31 December	30 June
	2022	2022
	$	$

Equity Remuneration Reserve	1,032,900	9,338,100
Foreign currency reserve	7,347	-
	1,040,247	9,338,100

Equity compensation reserve

The reserve is used to recognise the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 17. Reserves (continued)

	Consolidated
	31 December	30 June
	2022	2022
Movement in equity compensation reserve	$	$

Balance at the beginning of the year	9,338,100	5,293,019
Fair value vesting expense of options and performance rights	-	6,532,583
Fair value of options/performance rights exercised during the year	(8,305,200)	(2,487,502)
Balance at the end of the period	1,032,900	9,338,100

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars. It is also used to recognise gains and losses on hedges of the net investments in foreign operations.

	Consolidated
	31 December	30 June
	2022	2022
Movement in foreign currency reserve	$	$

Balance at the beginning of the period	-	-
Movement in the value of foreign subsidiary losses and intercompany loan balances	7,347	-
Balance at the end of the period	7,347	-

Note 18. Dividends

There were no dividends paid, recommended, or declared during the current or previous financial half-year. There are no franking credits available as at 31 December 2022.

Note 19. Contingencies

There are no material contingent assets or liabilities at the reporting date.

Note 20. Commitments

Lease commitments

The company has a lease for its principal place of business at Unit 5, 71-73 South Perth Esplanade, South Perth in Western Australia (Lease), which was initially entered into on 1 January 2020 and renewed for a further term commencing 1 January 2023. The lease is accounted for under accounting standard AASB 16 Leases. Refer to Note 11.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 20. Commitments (continued)

Other commitments

(i)	During the year ended 30 June 2022, AHI completed its investment of USD $3,000,000 in Triage Technologies, Inc. (“Triage”) However, AHI has, by mutual agreement with Triage, yet to issue it with USD $3,000,000 in ordinary shares in AHI, as part of a strategic plan to expand the Company’s service offering, referred to as “DermaScan”.

(ii)	As disclosed in AHI’s 2022 Annual report, AHI has an Agreement with Tinjoy Biotech Limited “Tinjoy”), to contribute USD $200,000 towards Tinjoy’s marketing costs, and has an option to invest in Tinjoy’s Winscan Platform as follows:

●	AHI has the right to acquire up to 40% of Tinjoy’s Winscan Platform, priced at a valuation of US$10 million taking for consideration to be approximately US$2-4 million. This can be in cash or shares in AHI or a combination as mutually agreed.

●	12-24 month option to take up the 40% at AHI’s option to acquire a holding in WinScan. The option would be triggered should WinScan achieve user numbers of 5 million users a month. This would trigger a 20% investment of US$2 million from AHI.

●	If WinScan achieves a user base of 10 million monthly users, AHI would be required to take up a 40% stake in WinScan at an agreed investment of US$4 million.

●	In the event AHI exercises its option, the US$200,000 marketing and training advance will form part of the total investment outlined above.

●	At the date of this report, US$50,000 in payments have been made to Tinjoy in lieu of AHI’s marketing contribution.

To the date of this report, AHI has paid US$150,000 to Tinjoy, with a remaining balance of US$50,000 committed, but not yet paid.

Note 21. Events after the reporting period

Upvio Healthtech agreement

On 25 January 2023, AHI announced that it had concluded formal agreements with Upvio Healthtech.

Upvio is a healthcare technology company that builds software designed to empower medical, health and wellness professionals to tech-enable and adopt ground-breaking tech-tools that redefine hybrid, virtual and remote care. These features include human imaging, feature rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into any existing software. Upvio enables geocloud storage for securely storing sensitive patient information, ensuring that patients’ data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real-time. This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently, and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind and brings together the best-of-breed technologies, including AHI’s scanning and risk assessment capabilities.

R&D Tax offset receipt and new loan facility

As announced on 30 January 2023, AHI informed shareholders that the consolidated entity had received an R&D Grant payment of $1,209,334 from the Australian Tax Office.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
31 December 2022

Note 21. Events after the reporting period (continued)

In addition to the R&D Grant funding payment, AHI has secured a $1,000,000 short term loan facility to bolster its cash position. AHI is currently negotiating funding offers it has received from a number of parties. The facility, along with the R&D Grant funding received gives AHI time to evaluate and the finalise funding offers it has received.

The loan facility was entered into an entity associated with Mr Peter Wall (‘lender’), under which $1 million has been drawn down by AHI for working capital purposes. No interest is payable on the facility, provided the amount drawn down from the facility is fully repaid by 15 March 2023 (maturity date). If the amount drawn down from the facility is not repaid by the maturity date, interest at the rate of 15% per annum will be applied on the amount owing until the outstanding amount is fully repaid.

In lieu of no interest being payable on amount drawn down from the facility, the Company has agreed to allot and issue 500,000 fully paid ordinary shares to the lender.

Upon receipt of its R&D Grant funding, AHI has since repaid the lender $400,000 of the funds advanced on 31 January 2023.

Augmented Reality Concierge agreement

On 14 February 2023, AHI announced the signing of a Master Services Agreement (MSA) with US-based Augmented Reality Concierge, LLC (‘ARC’).

ARC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, The ARC’s creative tools are fun and exciting, allowing people to engage with them to realize their goals. The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realized that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to any wants or needs of a company or its consumer.

AHI and ARC have executed a standard AHI MSA, which entails the legal and contractual terms in which AHI agrees to grant the ARC the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the ARC application/platform.

No other matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors’ declaration
31 December 2022

The Directors of Advanced Health Intelligence Ltd (“the Company”) declare that:

(a) the attached half year financial statements and notes thereto of the consolidated entity, are in accordance with Corporations Act 2001, including

1. complying with the Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001; and

2. giving a true and fair view of the financial position as at 31 December 2022 and of the performance for the half year ended on that date of the consolidated entity.

(b) there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors made pursuant to section 303(5)(a) of the Corporations Act 2001. On behalf of the Directors

/s/ Nicholas Prosser
Nicholas Prosser
Interim Non-Executive Chairman

28 February 2023

South Perth

INDEPENDENT AUDITOR’S REVIEW REPORT

TO THE MEMBERS OF ADVANCED HEALTH INTELLIGENCE LTD

Conclusion

We have reviewed the accompanying half-year financial report of Advanced Health Intelligence Ltd (“the company”), which comprises the consolidated statement of financial position as at 31 December 2022, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes, and the directors’ declaration of the consolidated entity, comprising the company and the entities it controlled at the half-year’s end or from time to time during the financial half-year.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Advanced Health Intelligence Ltd is not in accordance with the Corporations Act 2001 including:-

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022, and of its financial performance for the half-year ended on that date; and

(b)	complying with the Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the consolidated entity in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Independence

In conducting our review, we have complied with the auditor independence requirements of the Corporations Act 2001. In accordance with the Corporations Act 2001, we have given the directors of the company a written Auditor’s Independence Declaration.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the financial statements which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore it’s ability to realise its assets and discharge its liabilities in the normal course of business. Our conclusion is not modified in respect of this matter.

PKF Brisbane Audit ABN 33 873 151 348

Level 6, 10 Eagle Street, Brisbane, QLD 4000 | GPO Box 1568, Brisbane, QLD 4001 | T: +61 7 3839 9733

Brisbane | Rockhampton www.pkf.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

PKF Brisbane Pty Ltd. is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Responsibility of the Directors for the Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with the Australian Accounting Standards and the Corporations Regulations 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Review of the Financial Report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ PKF
PKF Brisbane Audit

/s/ Liam Murphy
Liam Murphy
Partner

28 February 2023
Brisbane